Exhibit 21.1

Farvision Education Group Inc.

Toronto Eschool Inc.

Toronto Art Academy Inc.

Canada Inc. (Lowell Academy)

Canada Inc. (Conbridge College of Business and Techonology)

Princeton Career Education Group Inc.

NeoCanaan Investment Corp.

Canada Animation Industry Group Inc.

Farvision Development Group Inc.

Visionary Education Services & Management Inc.

Visionary Study Abroad & Immigration Services Inc.

Farvision Human Resources Service Company Inc.

{Exhibit 23.1 List of Subsidiaries.1}